
02017181
PE 2-28-02

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
MAR - 4 2002
167

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

Lan Chile S.A.
(Translation of Registrant's Name Into English)

Chile
(Jurisdiction of incorporation or organization)

Avenida Américo Vespucio Sur 901, Renca, Santiago, Chile
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes_ No x

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)

SIGNIFICANT INFORMATION

Attached is the fourth quarter and full year 2001 earnings release for LanChile S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 28, 2002



Lan Chile S.A.

/s/

By: Luis E Videla
President & Chief Operating Officer

LANCHILE

FOR IMMEDIATE RELEASE

CONTACTS IN CHILE
Alejandro de la Fuente – Chief Financial Officer
Daniel Jones – djones@lanchile.cl
Andres Bianchi – abianchiu@lanchile.cl
Tel: (562) 565-2538 / 6812

CONTACTS IN NEW YORK
Maria Barona, mbarona@i-advize.com
Blanca Hirani, bhirani@i-advize.com
i-advize Corporate Communications, Inc.
Tel: (212) 406-3690

LAN CHILE S.A. REPORTS AUDITED FOURTH QUARTER AND FULL YEAR 2001 RESULTS

Santiago, Chile. February 28, 2002 – Lan Chile S.A. ("LanChile" or "the Company") (NYSE: LFL), Chile's largest domestic and international passenger and air cargo carrier, today announced its audited and consolidated financial results for the fourth quarter and full year 2001. All figures were prepared in accordance with generally accepted accounting principles in Chile and are expressed in millions of U.S. dollars.

HIGHLIGHTS

- **For the fourth quarter, despite decreased demand resulting from the terrorist attacks and the Argentine economic crisis, which together caused an estimated $57 million loss in passenger and cargo revenues, LanChile earned $8.7 million in operating income with a loss of $4.8 million (-$0.01 EPS) in net income.**
- **For the full year 2001, LanChile earned $50.3 million in operating income and $10.8 million in net income ($0.03 EPS).**
- **Excluding all extraordinary items, the Company reported a $1.8 million net loss in the fourth quarter and $13.0 million in net income for the full year.**
- **In October and November, LanChile reduced operations by 10% and dismissed 7.5% of its employees, responding to weak passenger demand following the September terrorist attacks.**
- **On October 15th, the Company signed a new five-year contract with 147 pilots originally in the LanChile Pilot Union who chose to negotiate as a new separate group of pilots.**
- **On October 22nd, as part of its restructuring plan, the Company took the first major step in forming the new LanCargo Group by changing the name of Ladeco S.A. to LanChile Cargo S.A.**
- **On October 28th, the Company launched "LanExpress", a new brand and travel concept that will completely replace the previous Ladeco brand.**
- **On November 28th, the Company signed a new four-year collective agreement with the remaining 111 pilots who form the LanChile Pilot Union.**
- **On December 6th, LanChile acquired a 73.3% stake in ABSA for $2.1 million.**
- **On January 16th, Fitch assigned LanChile a "BBB-" Investment Grade credit rating.**
- **On January 21st, the CEOs of oneworld reemphasized their commitment to the alliance.**



Comments from the Chief Financial Officer

During the fourth quarter, LanChile continued to face significant challenges, namely the continued fallout of the September terrorist attacks and the Argentine economic crisis. As a result, both passenger and cargo demand were negatively impacted, effecting an estimated $57 million loss in revenues, which caused a 60% decline in operating income. Nevertheless, given the relative performance of other airlines, the Company's positive operating income in 4Q01 and net income for the full year 2001 are significant achievements.

The Company's positive results demonstrate our ability to adjust quickly and effectively in order to minimize revenue weakness, decrease costs and improve our cash position. Specifically, we carefully managed our fleet and itinerary to optimize the Company's flying. Frequencies between Santiago and Buenos Aires, Miami, and Madrid were cut, southbound freighters were rerouted to avoid Argentina, one 767-300 was returned according to schedule, and three 747 freighter wet-leases were returned. We also reduced headcount by 7.5%, froze management salaries, and implemented an insurance and security surcharge to offset premium hikes and increased expenditures. These efforts have resulted in estimated annual cost savings of $35 million.

The Company has also preserved its strong balance sheet by maintaining $95 million in short-term available credit lines and holding its short-term debt balance at zero. In addition, capital expenditures during the fourth quarter were cut by $10 million while gains from tax leases and the sale of all remaining Equant shares (later converted to France Telecom shares) helped increase LanChile's year-end cash position to $73 million. At the beginning of 2002, Fitch confirmed the Company's ability to manage difficult conditions by issuing LanChile a "BBB-" investment grade credit rating, making the Company one of few investment grade airlines in the world.

In 4Q01, our total ATKs decreased 6.1% due to a 13.1% decrease in our cargo ATKs, which was partially offset by a 6.8% increase in passenger ASKs. For the passenger and cargo system, overall per ATK unit revenues decreased 5.6% for the quarter outpacing a 1.3% reduction in overall per ATK unit costs. Passenger revenues per unit (ASK) decreased 9.8% due to a 4.1-point decline in load factors and a 4.0% reduction in yields. Passenger capacity increased 6.8% while passenger traffic increased 0.3%. Excluding LanPeru, which was fully consolidated into the Company as of August 1st, passenger capacity increased 0.4% and passenger traffic decreased 5.0%. Passenger traffic within Chile increased 22.1% due to increased operations and market share gains. International passenger traffic decreased 13.2% due to the impact of the terrorist attacks and the Argentine economic crisis. Cargo revenues per unit (ATK) decreased 8.5% primarily due to a 5.9-point decrease in load factors. Cargo capacity decreased 13.1%, and traffic decreased 19.9% due to continued weak demand in Latin America, in particular to and from Argentina, Brazil, Chile and Colombia.

For the full year 2001, despite all of these challenges, LanChile remained profitable with a net income of $10.8 million. In addition, LanChile was negatively impacted by a number of extraordinary items during the year, which had a net negative effect of $2.2 million on full year 2001 earnings. Extraordinary costs included: a $2.0 million provision in 2Q01 for bad debt with Aerolíneas Argentinas, a $3.0 million non-recurring provision for employee severance in 3Q01, a $2.5 million severance provision in 4Q01, a $2.7 million penalty for the anticipated cancellation of two 747 wet-leases with Atlas in 3Q01, and a $3.0 million provision for currency devaluation losses due to the Argentine crisis in 4Q01. Extraordinary gains included a $2.5 million non-recurring gain from a Japanese Operating Lease ("JOL") transaction in 2Q01 and a $6.0 million pre-tax gain from the sale of Equant shares in 3Q01 and a $2.5 million non-recurring gain from an additional JOL transaction in 4Q01.



Given the nature of the events that negatively affected LanChile's results for the second half of 2001, it is extremely difficult to forecast our future performance. However, because of continued revenue weakness, it is clear that we will be challenged to produce positive results during the first half of 2002. While international passenger demand, excluding Argentina, has recovered faster than expected following the September 11th attacks, Argentine-based demand has fallen approximately 40%. Cargo demand is also expected to remain weak, but should begin to improve gradually upon a rebound in Latin American economies. Because of increased northbound competition, cargo yields are not expected to improve. On the cost side, in order to help offset revenue weakness, we will continue to capitalize on cost-savings opportunities, such as significant contract renegotiations, joint purchasing initiatives and fleet adjustments.

Consolidated Fourth Quarter Results

For the fourth quarter 2001, the Company reported $8.7 million in **operating income** versus $21.7 million in 4Q00. **Net income** amounted to a net loss of $4.8 million versus a net gain of $19.2 million in the fourth quarter 2000. Nevertheless, extraordinary items (a $3.0 million provision for the Argentine crisis in 4Q01, a $2.5 million provision for employee severance expenses in 4Q01, a $2.5 million non-recurring gain from an additional JOL transaction in 4Q01, and a $9.7 million JOL gain in 4Q00) impacted 4Q01 and 4Q00 results. Excluding all extraordinary items, the net loss for 4Q01 amounted to $1.8 million versus a net gain of $9.5 million in 4Q00.

- **Total operating revenues** amounted to $348.6 million, an 8.6% decrease compared to revenues for the fourth quarter 2000. This reflected: a 3.6% decrease in **total passenger revenues** amounting to $188.4 million, a 20.5% decrease in **cargo revenues** amounting to $130.9 million, and a 38.7% increase in **other revenues,** amounting to $29.2 million. Total passenger revenues fell as a result of a 4.0% decrease in yields due to weaker demand. Passenger load factors decreased 4.1 points to 63.7% reflecting the 6.8% increase in capacity measured in ASKs and the 0.3% increase in passenger traffic measured in RPKs. For the fourth quarter, LanPeru accounted for $11.7 million in passenger revenues and contributed 140.3 million RPKs and 249.2 million ASKs to LanChile's consolidated statistics. Excluding LanPeru's results for the fourth quarter, the Company's passenger revenues decreased 9.5%, capacity increased 0.4%, traffic decreased 5.0% and yields fell 4.7%. Total cargo revenues decreased as a result of a 19.9% reduction in cargo traffic measured in RTKs. Cargo load factors fell 5.9 points reflecting the decrease in traffic and a 13.1% reduction in capacity (ATKs). Cargo yields also fell 0.8% primarily due to decreased demand in Latin America. Other revenues increased due to new Boeing 767 freighter subleases to MasAir and Florida West.

- **Total operating expenses** decreased 5.5% during the fourth quarter while overall operations as measured in ATKs decreased 6.1%. Total per unit operating costs, which include aircraft interest expenses, decreased 1.3%. LanPeru contributed $12.4 million to total operating expenses in the fourth quarter. Aircraft maintenance expenses increased 39.9% due to a one-time $8.0 million maintenance charge related to the phase-out of the DC-8 freighter fleet, increased passenger operations, and increased provisions for the new Airbus A320 and new Boeing 767 freighter fleets. Depreciation and amortization costs increased 84.9%, reflecting the 2001 acquisition of two new Airbus A320s, two new Boeing 767 freighters, and nine used Boeing 737s. Finally, aircraft rental expenses increased 15.6% reflecting the full effect of aircraft delivered during 4Q00 (four Airbus A320s and two Airbus A340s) as well as the incorporation in 2001 of four Airbus



A320s, two Airbus A340s and one Boeing 767-300F in 2001. Increased operating expenses were offset by several significant decreases. Fuel costs decreased 35.1% due to a 0.7% reduction in consumption and a 34.7% decrease in price. In 4Q00, the Company recorded a $0.2 million gain from fuel hedging positions, while recording a $9.7 million fuel hedging loss in 4Q01. To improve the clarity of operating results, fuels hedging gains and losses have been reclassified as non-operating items in the "Miscellaneous-Net" line of the "Other Income (Expenses)". Total commissions to agents decreased 15.1% reflecting the Company's focus on reducing distribution costs in both the passenger and cargo businesses. As a percentage of sales, commissions fell 0.7 points to 15.0%. Wages and benefit expenses decreased 9.3% primarily as a result of the reductions in personnel and the freeze on management salaries. Finally, other rentals and landing fees decreased 4.0% due to reduced wet-leased variable capacity.

- **Operating margins** fell 3.2 points from 5.7% to 2.5%. **Total non-operating results** amounted to a net loss of $16.3 million compared to a net gain of $2.2 million in 4Q00. Increased non-operating expenses reflected: a $9.7 million fuel hedging loss in 4Q01 versus a $0.2 million gain in 4Q00, a 46.0% decrease in interest income due to lower interest rates, and a 21.2% increase in interest expenses due to the acquisition of two new Boeing 767 freighters and two new A320 passenger aircraft. Increased non-operating expenses were partially offset by a $3.0 million foreign exchange gain in 4Q01 compared to a $2.1 million loss the year before. Non-operating results also reflected significant extraordinary items in both 2000 and 2001. In 4Q00, the Company recorded an extraordinary $9.7 million gain related to JOL transactions. In 4Q01, the Company recorded a $2.5 million JOL gain which was offset by a $3.0 million provision for currency losses related to the Argentina and an additional $2.5 million provision for employee severance expenses. Accordingly, **net margins** amounted to –1.4%, reflecting a 6.4-point decrease when compared to the same period in 2000. Excluding all extraordinary items, net margins amounted to –0.5% in 4Q01 compared to 2.5% in 4Q00.

Consolidated Full Year Results

For the full-year period ended December 31, 2001, the Company's **net income** decreased 77.6% to $10.8 million. Excluding all extraordinary items including: the $2.0 million provision for bad debt with Aerolíneas Argentinas in 2Q01, the $5.5 million in provisions for severance payments in 3Q01 and 4Q01, the $2.7 million penalty for the termination of two Atlas 747 wet-leases in 3Q01, the $6.0 million, pre-tax Equant gain in 3Q01, and the $5.0 million pre-tax total gain from the JOL transactions in 2Q01 and 4Q01, **net income** for 2001 decreased 66.3% and amounted to $13.0 million.

Total revenues for the year increased 0.2%. **Passenger revenues** increased 7.0% to $803.0 million. Excluding LanPeru, passenger revenues increased 4.3%. **Cargo revenues** decreased 9.1% to $539.5 million, and **other revenues** increased 6.0% to $85.8 million. System RTKs decreased 2.2% while ATKs increased 2.7%. As a result, the overall load factor fell 3.3 points to 67.9%. Total per unit (RTK) system yields increased 2.1% due to higher cargo yields resulting from a change in route mix.



Total operating expenses rose 2.1% primarily due to increases in: aircraft rentals, aircraft maintenance, and depreciation and amortization. Costs per ATK decreased 0.2% year-over-year, while operating revenues per ATK decreased 2.7%. Increased operating expenses comprise: i) a 23.1% increase in aircraft rental expenses due to the full effect of the two A340s and four A320s incorporated in the second half of 2000 as well as the delivery of two A340s, six A320s, and one Boeing 767F in the Company's fleet in 2001, ii) a 24.2% increase in maintenance expenses due to increased: passenger operations, provisions for the new Airbus passenger and Boeing 767 freighter fleets, as well as the one-time $8.0 million charge related to the phase out of the DC-8 freighter fleet, and iii) a 23.6% increase in depreciation and amortization expenses due to the acquisition of two new Boeing 767 freighters in the second semester of 2001, two new Airbus A320 passenger aircraft, and nine used Boeing 737 passenger aircraft. These increases were partially offset by several items. Total commissions to agents decreased 10.3% reflecting the Company's focus on reducing distribution costs. As a percentage of sales, commissions fell 1.7 points to 14.9%. Aircraft fuel expenses decreased 4.4% due to a 12.2% reduction in prices which was partially offset by an 8.9% increase in consumption. The Company incurred a $10.5 million fuel hedging loss in 2001, compared to a $8.1 million fuel hedging gain in 2000. As mentioned above, these hedging results are reflected in the "Miscellaneous-Net" line of "Other Income (Expenses)". Finally, despite the one-time $2.7 million wet-lease termination penalty in 3Q01, other rentals and landing fees decreased 2.8% primarily due to reduced operation of: wet-leased 747 jumbo-jets and purchased cargo belly space on other airlines. LanPeru contributed $18.8 million to total operating expenses since its consolidation into the Company's results in August 2001.

Operating margins for the year reached 3.5%, reflecting a 1.8-point decrease compared to 2000. However, excluding both the extraordinary $2.7 million termination penalty for the two Atlas wet-leases and the $2.0 million provision for bad debt with Aerolineas Argentinas, operating margins decreased 1.5 points to 3.8%.

Recent Events

10% Reduction in Operations and 7.5% Employee Reduction

In October and November, as a result of decreased demand resulting from the effects of the terrorist attacks on the United States, the Company was forced to cut its operations by 10% and reduce overhead expenses by dismissing 7.5% of its total employees. Although the lay-offs were a difficult decision for the Company and resulted in non-recurring, severance provisions of $5.5 million, the Company has realized a reduction of approximately $0.7 million per month in payroll expenses.

New Collective Agreement with 147 Pilots of LanChile Pilot Union

On October 15th, 147 pilots who were former members in the LanChile union decided to sign a new separate collective agreement. The new five-year contract, scheduled to expire on June 30, 2006, comprises a 2% annual real increase in salaries with other adjustments in variable bonuses linked to productivity and company profitability. The new contract also includes some quality-of-life adjustments related to short-term roster changes and pilot benefit policies. The annual cost of this new agreement is estimated to be approximately $0.5 million.



Formation of New LanCargo Group

On October 22nd, the Company took the first major step in forming the new LanCargo Group by renaming Ladeco S.A., "LanChile Cargo S.A." This change, which formally took effect in mid-December, is part of the Company's restructuring plan that will create distinct passenger and cargo companies under the LanChile ("LFL") corporate holding company. By more clearly separating the two businesses, the Company expects to improve internal transparency and accountability, facilitate the incorporation of strategic partners, and thus better enable both business areas to reach their full potential

Launch of New Domestic Brand, LanExpress

On October 28th, LanChile launched its new LanExpress brand which will completely replace the Ladeco brand by the end of the year. LanExpress will provide a new "*Viaje Facil*" ("Easy Travel") service aimed at providing friendlier and faster ticketing and boarding procedures by utilizing a number of technological innovations in the domestic market. Ladeco's passenger operations which are now being used by the LanExpress brand were transferred earlier this year to the Company's new subsidiary, Transporte Aéreo S.A. As part of this initiative, the Company has painted a fleet of 14 Boeing 737 aircraft and four Airbus A320 aircraft in the new LanExpress livery and installed four automated check in machines at the domestic counters of Santiago airport and two at the Concepción Airport.

Long-term Collective Agreement Signed with the 111 Remaining Pilots in the LanChile Pilot Union

On November 28th the Company and the LanChile Pilot Union signed a new collective agreement. The four-year contract, expiring in November 2005, is similar to the one signed by the group of pilots who left the union and negotiated separately a month before. It comprises a 2% real wage increase per year and bonuses linked to productivity and company performance. The new contract also includes similar quality-of-life adjustments related to short-term roster changes and pilot benefit policies. The estimated annual cost of this contract is $0.4 million.

Acquisition of 73.3% Stake in ABSA

On December 6th, LanChile acquired 73.3% of ABSA, one the main cargo companies in Brazil with $25 million in annual revenues. Through this acquisition, LanChile has strengthened its regional cargo network through an improved position in the Brazilian market.

LanChile Confirmed as Investment Grade

On January 16th, Fitch reaffirmed LanChile's "Investment Grade" credit rating by assigning the Company a "BBB-" rating, only one notch below its previous "BBB" rating. As major factors of its investment grade rating, Fitch highlighted the Company's ability to manage a complicated environment and its strong position in both the passenger and cargo markets.

*Renewed Commitment to the **one**world Alliance*

On January 21st, the eight Chief Executive Officers of the **one**world global alliance airlines emphasized their commitment to the partnership by accelerating plans to strengthen working relationships between the partners, delivering more benefits for customers and adding more value for shareholders. Enrique Cueto, Chief Executive of LanChile spoke on behalf of all the CEOs, stating: "**one**world is a strong alliance, providing services that our customers value and generating substantial cost efficiencies and additional revenue for our members. We are determined to build on this success by continuing to work harder and smarter than our rivals, developing the overall best alliance customer services and products, and generating even more benefits for our members."



Company Description

Lan Chile S.A. is the largest domestic and international passenger/cargo air carrier in Chile and one of the leading airlines in Latin America. Together with its code-share arrangements and affiliated airlines, the Company serves 15 destinations in Chile, eight destinations in Peru, 17 destinations in Latin America, 16 destinations in the United States, eight destinations in Europe and two in the South Pacific. Currently, the Company operates 48 passenger aircraft and 12 cargo freighters. Lan Chile has alliances with American Airlines, Alaska Airlines, AeroMexico, TAM, Varig, British Airways and Iberia and is an official member of the oneworld™ global alliance. For more information visit www.lanchile.com or www.oneworldalliance.com.



Statements included in this report regarding the Company's business outlook and anticipated financial and operating results regarding the Company's growth potential, constitute forward-looking statements and are based on management expectations regarding the future of the company. These expectations are highly dependent on changes in the market, general economic performance of the home country, industry and international markets, and are therefore subject to change.

LanChile S.A.
Consolidated Income Statement in thousands of US$
February 28, 2002

LANCHILE

	For the Fourth Quarter- ended December 31,		
	LanChile (consolidated)	LanChile (consolidated)	
	2000	2001	% Change
REVENUES			
Passenger	195,564	188,441	**-3.6%**
Cargo	164,728	130,943	**-20.5%**
Other	21,058	29,213	**38.7%**
TOTAL OPERATING REVENUES	**381,350**	**348,598**	**-8.6%**
EXPENSES			
Wages and Benefits	(52,239)	(47,367)	**-9.3%**
Aircraft Fuel [1]	(71,993)	(46,694)	**-35.1%**
Commission to Agents	(56,470)	(47,964)	**-15.1%**
Depreciation and Amortization	(8,356)	(15,451)	**84.9%**
Other rentals and Landing Fees	(64,329)	(61,742)	**-4.0%**
Passenger Services	(8,262)	(8,255)	**-0.1%**
Aircraft Rentals	(33,831)	(39,097)	**15.6%**
Aircraft Maintenance	(22,439)	(31,395)	**39.9%**
Other Operating Expenses	(41,768)	(41,973)	**0.5%**
TOTAL OPERATING EXPENSES	**(359,686)**	**(339,938)**	**-5.5%**
OPERATING INCOME (LOSS)	**21,664**	**8,660**	**-60.0%**
OPERATING MARGIN	*5.7%*	*2.5%*	
OTHER INCOME (EXPENSE)			
Interest Income	1,934	1,045	**-46.0%**
Interest Expenses	(8,947)	(10,841)	**21.2%**
Miscellaneous-Net [1][2]	9,193	(6,547)	**NM**
TOTAL	**2,180**	**(16,343)**	**NM**
INCOME BEFORE MINORITY INTEREST	**23,844**	**(7,683)**	**NM**
Minority Interest	(24)	(697)	**NM**
INCOME (LOSS) BEFORE INCOME TAXES	**23,820**	**(8,380)**	**NM**
Income Taxes	(4,622)	3,628	**NM**
NET INCOME (LOSS)	**19,198**	**(4,752)**	**NM**
NET INCOME (LOSS) - LESS EXTRAORDINARY ITEMS [3]	**9,490**	**(1,754)**	**NM**
NET MARGIN	***5.0%***	***-1.4%***	
NET MARGIN - LESS EXTRAORDINARY ITEMS	***2.5%***	***-0.5%***	
Shares Outstanding	318,909,090	318,909,090	
Earnings per share	0.06	-0.01	NM
Earnings per ADR	0.30	-0.07	NM

Note (1): To reflect operational results more clearly, fuel hedging gains or losses have been reclassified as a non-operational items in the Miscellaneous-Net line. The Company recorded a $0.2 million fuel hedge gain in 4Q00 and a $9.7 million fuel hedge loss in 4Q01.

(2): 2001 Miscellaneous-net figures includes a $3.0 million provision for losses in Argentina, a $2.5 million provision for employee severance charges and a $2.5 million gain from an additional JOL transaction. The figure for 2000 includes a $9.7 million extraordinary gain related to a JOL transaction.

(3): 2001 Extraordinary items include the non-recurring $3.0 million provision for Argentina and $2.5 million pre-tax gain related to an additional JOL transaction. 2000 extraordinary items include a $9.7 million extraordinary gain related to a JOL transaction.

LanChile S.A.
Consolidated Income Statement in thousands of US$
February 28, 2002

LANCHILE

	For the Full Year ended December 31,		
	LanChile (consolidated)	LanChile (consolidated)	
	2000	2001	% Change
REVENUES			
Passenger	750,679	803,014	**7.0%**
Cargo	593,518	539,485	**-9.1%**
Other	80,956	85,842	**6.0%**
TOTAL OPERATING REVENUES	**1,425,154**	**1,428,341**	**0.2%**
EXPENSES			
Wages and Benefits	(200,260)	(203,021)	**1.4%**
Aircraft Fuel [1]	(232,611)	(222,402)	**-4.4%**
Commission to Agents	(223,456)	(200,533)	**-10.3%**
Depreciation and Amortization	(42,035)	(51,936)	**23.6%**
Other Rentals and Landing Fees [2]	(251,789)	(244,865)	**-2.8%**
Passenger Services	(34,320)	(35,867)	**4.5%**
Aircraft Rentals	(118,913)	(146,438)	**23.1%**
Aircraft Maintenance	(84,689)	(105,209)	**24.2%**
Other Operating Expenses [3]	(161,801)	(167,818)	**3.7%**
TOTAL OPERATING EXPENSES	**(1,349,876)**	**(1,378,089)**	**2.1%**
OPERATING INCOME (LOSS)	**75,278**	**50,252**	**-33.2%**
OPERATING MARGIN	***5.3%***	***3.5%***	
OTHER INCOME (EXPENSE)			
Interest Income	5,261	5,476	**4.1%**
Interest Expenses	(31,669)	(35,463)	**12.0%**
Miscellaneous-Net [1][4]	10,039	(8,382)	**NM**
TOTAL	**(16,369)**	**(38,369)**	**134.4%**
INCOME BEFORE MINORITY INTEREST	**58,909**	**11,883**	**-79.8%**
Minority Interest	(116)	(1,593)	**1273.3%**
INCOME (LOSS) BEFORE INCOME TAXES	**58,793**	**10,290**	**-82.5%**
Income Taxes	(10,407)	552	**NM**
NET INCOME (LOSS)	**48,386**	**10,842**	**-77.6%**
NET INCOME (LOSS) - LESS EXTRAORDINARY ITEMS [5]	**38,678**	**13,040**	**-66.3%**
NET MARGIN	***3.4%***	***0.8%***	
NET MARGIN - LESS EXTRAORDINARY ITEMS	***2.7%***	***0.9%***	
Shares Outstanding	318,909,090	318,909,090	
Earnings per share	0.15	0.03	**-77.6%**
Earnings per ADR	0.76	0.17	**-77.6%**

Note (1): To reflect operational results more clearly, fuel hedging gains or losses have been reclassified as a non-operational items in the Miscellaneous-Net line. The Company recorded a $8.1 million fuel hedge gain in 2000 and a $10.5 million fuel hedge loss in 2001.

(2): 2001 Other Rentals and Landing Fees include a non-recurring $2.7 million penalty related to the anticipated return of two Atlas Boeing 747 freighters under wet-lease in 3Q01.

(3): 2001 Other Operating Expeneses include a $2.0 million non-recurring provision for losses related to bad debt with Aerolineas Argentinas.

(4): 2001 Miscellaneous-net figures includes $5.0 million in non-recurring gains related to JOL transactions in 2Q01 and 4Q01, $5.5 million in severance provisions for headcount reductions in 3Q01 and 4Q01, a $3.0 million provision for losses in Argentina in 4Q01, and a $6.0 million pre-tax gain from Equant in 3Q01. The 2000 figure includes a $9.7 million non-recurring JOL transaction gain in 4Q00.

(5): Extraordinary items for 2001 include the $2.0 million Aerolineas provision, the $3.0 million severance provision, the $2.7 million Atlas wet-lease penalty, the $5.0 million JOL gains and the $6.0 million, pre-tax Equant gain. For 2000, extraordinary items include the $9.7 million JOL gain.

LanChile S.A.
Consolidated Operating Statistics - Traffic & Capacity
February 28, 2002
Financial Information shown in US$ Dollars

LANCHILE

	For the Fourth Quarter ended December 31,			For the Full Year ended December 31,		
	2000	2001	% Change	2000	2001	% Change
Total System						
ATKs (millions)	1,104.74	1,037.65	**-6.1%**	4,126.76	4,237.10	**2.7%**
ASKs (millions)	3,851.23	4,114.06	**6.8%**	14,412.98	16,901.68	**17.3%**
RTKs (millions)	800.37	697.79	**-12.8%**	2,940.58	2,877.30	**-2.2%**
RPKs (millions)	2,613.44	2,622.31	**0.3%**	9,931.29	11,279.78	**13.6%**
Overall load factor (based on ATKs) %	72.4%	67.2%	**-5.2** pts.	71.3%	67.9%	**-3.3** pts.
Break-even load factor (based on ATKs) %	69.5%	67.5%	**-2.0** pts.	68.7%	66.9%	**-1.8** pts.
Yield based on RTKs (US cents)	45.02	45.77	**1.7%**	45.71	46.66	**2.1%**
Operating Revenues per ATK (US cents)	32.61	30.78	**-5.6%**	32.57	31.68	**-2.7%**
Operating Costs per ATK (US cents)	31.29	30.89	**-1.3%**	31.39	31.32	**-0.2%**
Passenger (*)						
ASKs (millions)	3,851.23	4,114.06	**6.8%**	14,412.98	16,901.68	**17.3%**
RPKs (millions)	2,613.44	2,622.31	**0.3%**	9,931.29	11,279.78	**13.6%**
RTKs (millions)	235.21	236.01	**0.3%**	893.82	1,015.18	**13.6%**
Load Factor (based on ASKs) %	67.9%	63.7%	**-4.1** pts.	68.9%	66.7%	**-2.2** pts.
Yield based on RPKs (US cents)	7.48	7.19	**-4.0%**	7.56	7.12	**-5.8%**
Yield based on RTKs (US cents)	83.14	79.85	**-4.0%**	83.99	79.10	**-5.8%**
Revenue/ASK (US cents)	5.08	4.58	**-9.8%**	5.21	4.75	**-8.8%**
Cargo						
ATKs (millions)	744.34	646.72	**-13.1%**	2,820.65	2,676.44	**-5.1%**
RTKs (millions)	565.16	452.89	**-19.9%**	2,046.77	1,853.22	**-9.5%**
Load Factor (based on ATKs) %	75.9%	70.0%	**-5.9** pts.	72.6%	69.2%	**-3.3** pts.
Yield based on RTKs (US cents)	29.15	28.91	**-0.8%**	29.00	29.11	**0.4%**
Revenue/ATK (US cents)	22.13	20.25	**-8.5%**	21.04	20.16	**-4.2%**

* Consolidated passenger statistics include LanPeru starting August 1, 2001.

LanChile S.A.
Consolidated Balance Sheet - In thousands of US$
February 28, 2002


LANCHILE

	At December 31,	
	2000	**2001**
ASSETS		
CURRENT ASSETS		
Cash	6,521	6,903
Time deposits	62,169	66,528
Marketable securities	0	0
Accounts and notes receivable -trade and other	191,210	157,500
Notes and accounts receivable from related companies	12,020	9,813
Inventories	25,664	33,697
Prepaid and recoverable taxes	15,340	10,736
Prepaid expenses	15,658	39,467
Deferred taxes	0	5,198
Other current assets	6,125	5,654
Total Current Assets	**334,707**	**335,496**
PROPERTY AND EQUIPMENT		
Aircraft	511,261	772,005
Other	195,968	213,759
Total Property and Equipment	**707,229**	**985,764**
OTHER ASSETS		
Investments	2,233	2,111
Goodwill	35,599	41,938
Notes and accounts receivable from related companies	4,408	14,706
Long-term accounts receivable	9,527	2,563
Long-term deferred taxes	0	0
Deposits and other	55,854	52,364
Total Other Assets	**107,621**	**113,682**
Total Assets	**1,149,557**	**1,434,942**
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Bank loans	0	0
Current portion of long-term loans from financial instituitions	37,313	52,154
Current portion of long term leasing obligations	14,169	31,082
Accounts payable	123,604	142,640
Notes and accounts payable to related companies	2,560	101
Other creditors	376	27
Air traffic liability	73,083	93,361
Other current liabilities	77,574	102,659
Total Current Liabilities	**328,679**	**422,024**
LONG-TERM LIABILITIES		
Loans from financial institution	391,274	589,468
Other creditors	276	98
Provisions	59,456	77,113
Notes and accounts payable to related companies	407	854
Air traffic liability	50,151	39,613
Deferred Taxes	9,341	14,702
Obligations under capital leases	21,011	337
Total Long-Term Liabilities	**531,916**	**722,185**
MINORITY INTEREST	**604**	**2,201**
COMMITMENTS AND CONTINGENCIES		
SHAREHOLDERS' EQUITY		
Common stock	134,303	134,303
Reserves	2,620	2,620
Provisionary dividend	-9,998	0
Retained earnings	161,433	151,609
Total Shareholders´ Equity	**288,358**	**288,532**
Total Liabilities and Shareholders´ Equity	**1,149,557**	**1,434,942**

Note that 2000 figures have been reclassified to conform to 2001 accounting criteria and presentation